Filed Pursuant to Rule 253(g)(2)

File No. 024- 12783

UNLOCKD, Inc.

(formerly BitFrontier Capital Holdings, Inc.)

Up to 1,166,666,667 Shares of Common Stock Offered by the Company

Up to 350,000,000 Shares of Common Stock Offered by the Selling Shareholders

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Offering Circular Supplement No. 1

Dated July 24, 2026

An Offering Statement (the “Offering Statement”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on July 23, 2026.

This Offering Circular Supplement No. 1 covers a change in the offering price of the Company Offered Shares and the Selling Shareholder Offered Shares offered from $ $0.0003 per Company Offered Share and per Selling Shareholder Offered Share to $0.00024 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.